Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

CONSENT OF INDEPENDENT CHARTERED ACCOUNTANTS

We hereby consent to the use in the Deltron, Inc. registration statement Form SB-2 Amendment No.3, of our report dated November 18, 2005, accompanying the financial statements of Deltron, Inc. for the period ended September 30, 2005 which is part of the registration statement and to the reference to us under the heading "Experts" in such registration statement.

"Staley, Okada & Partners"

Vancouver, B.C.
June 2, 2006

STALEY, OKADA & PARTNERS
Chartered Accountants